Silver Standard Resources Inc.

Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(unaudited)

Silver Standard Resources Inc.
Consolidated Interim Financial Statements for the three and nine months ended September 30, 2011

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Silver Standard Resources Inc.
Consolidated Interim Statement of Financial Position
(expressed in thousands of United States dollars, except per share amounts - unaudited)

		September 30	December 31	January 1
	Note	2011	2010	2010
		$	$	$
Current assets
Cash and cash equivalents		355,903	232,311	26,659
Trade and other receivables		34,563	35,916	8,251
Other financial assets	3	39,218	33,651	19,722
Inventory	4	78,771	40,176	20,565
		508,455	342,054	75,197
Non-current assets
Property, plant and equipment	5	500,508	499,632	496,824
Investment in associate	6	136,499	226,271	-
Deferred income tax asset	8	17,326	-	-
Value added tax receivable		85,015	70,782	54,095
Other non-current financial assets	3	1,767	9,251	8,015
Total assets		1,249,570	1,147,990	634,131

Current liabilities
Trade and other payables		42,972	35,163	50,682
Taxes payable	8	28,902	-	-
Warrant liability	7	7,954	-	-
		79,828	35,163	50,682
Non-current liabilities
Deferred tax liabilities	8	36,995	20,472	1,202
Taxes payable		2,777	3,672	3,370
Close down and restoration provision		12,521	12,671	10,340
Convertible notes	9	122,908	116,125	107,895
Derivative liabilities	9	6,817	21,735	20,728
Total liabilities		261,846	209,838	194,217

Shareholders' equity
Share capital	10	704,264	676,651	538,700
Other reserves		8,167	63,257	46,966
Retained earnings		275,293	197,748	(146,248)

Total shareholders' equity attributable to shareholders of the Company		987,724	937,656	439,418

Non-controlling interest	5	-	496	496

Total shareholders' equity		1,249,570	1,147,990	634,131

The accompanying notes are an integral part of the consolidated interim financial statements

Approved by the Board of Directors and authorized for issue on November 9, 2011

“John R. Brodie”	“John Smith”
John R. Brodie, FCA, Director	John Smith, Director

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Silver Standard Resources Inc.
Consolidated Interim Statement of Income (Loss)
(expressed in thousands of United States dollars, except per share amounts - unaudited)

	Three Months Ended September 30			Nine Months Ended September 30
	Note	2011	2010	2011	2010
		$	$	$	$

Revenue		26,152	41,557	133,476	67,179
Cost of sales	11	(14,660)	(34,131)	(78,287)	(78,020)
Income / (Loss) from mine operations		11,492	7,426	55,189	(10,841)

General and administrative expenses	11	(6,748)	(6,251)	(20,348)	(19,617)
Exploration and evaluation expenses		(1,678)	(169)	(5,139)	(449)
Operating income (loss)		3,066	1,006	29,702	(30,907)

Gain (loss) on sale of mineral property	5	51,359	(65)	50,536	13,073
Gain on partial disposal of associate	6	-	-	39,266	-
Interest earned and other finance income	12	449	409	1,989	1,030
Interest expense and other finance costs	12	(4,329)	(4,265)	(12,866)	(12,041)
Other income (expenses)	13	7,388	(2,025)	13,798	12,352
Foreign exchange loss		(5,209)	(6,218)	(3,132)	(6,887)
Income (loss) before tax		52,724	(11,158)	119,293	(23,380)

Income tax (expense) recovery		(30,888)	751	(41,748)	211

Net income (loss) and net income (loss) attributable to shareholders		21,836	(10,407)	77,545	(23,169)

Weighted average shares outstanding (thousands)
Basic		80,549	78,767	80,223	77,531
Diluted		80,897	78,767	80,686	77,531

Earnings (loss) per share
Basic		$0.27	$(0.13)	$0.97	$(0.30)
Diluted		$0.27	$(0.13)	$0.96	$(0.30)

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Comprehensive Income (Loss)
(expressed in thousands of United States dollars - unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
	$	$	$	$

Income (loss) for the period attributable to shareholders	21,836	(10,407)	77,545	(23,169)
Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities, net of tax	(2,501)	5,406	(10,725)	4,049
Realized gain on the disposal of marketable securities recycled to net income (loss), net of tax	(4,731)	(628)	(4,731)	(2,645)
Share of other comprehensive income of associate	(10,066)	-	(4,821)	-
Cumulative translation adjustment	(2,711)	5,566	(2,210)	2,061
Other comprehensive income (loss) for the period	(20,009)	10,344	(22,487)	3,465

Total comprehensive income (loss) for the period attributable to shareholders	1,827	(63)	55,058	(19,704)
Non-controlling interests	-	-	-	-
Total comprehensive income (loss) for the period	1,827	(63)	55,058	(19,704)

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars - unaudited)

	Note	Common Shares		Other	Retained earnings	Total	Non-	Total
		Shares	Amount	reserves	(accumulated	attributable to	controlling	shareholders'
					deficit)	shareholders	Interest	equity
		000's	$	$	$	$	$	$
Balance, January 1, 2010		71,965	538,700	46,966	(146,248)	439,418	496	439,914

Issue of ordinary shares, net of costs		6,729	107,758	-	-	107,758	-	107,758
Exercise of stock options		125	2,643	(812)	-	1,831	-	1,831
Share-based compensation		-	-	5,742	-	5,742	-	5,742
Total comprehensive income (loss) for the period		-	-	3,465	(23,169)	(19,704)	-	(19,704)
Balance, at September 30, 2010		78,819	649,101	55,361	(169,417)	535,045	496	535,541

Balance, January 1, 2011		79,665	676,651	63,257	197,748	937,656	496	938,152
Exercise of stock options		950	27,613	(8,410)	-	19,203	-	19,203
Share-based compensation		-	-	4,003	-	4,003	-	4,003
Transactions with non-controlling interests	5	-	-	(28,196)	-	(28,196)	(496)	(28,692)
Total comprehensive income (loss) for the period		-	-	(22,487)	77,545	55,058	-	55,058
Balance, at September 30, 2011		80,615	704,264	8,167	275,293	987,724	-	987,724

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Cash Flows
(expressed in thousands of United States dollars - unaudited)

	Nine Months Ended September 30
	2011	2010
	$	$
Cash flows from operating activities
Net income (loss) for the period	77,545	(23,169)
Adjustments for:
Depletion, depreciation and amortization	13,645	16,504
Share-based payments	4,003	5,524
Close down and restoration provision	1,207	1,238
Gain on sale of mineral property and property plant and equipment	(50,536)	(13,073)
Accretion expense on convertible notes	6,855	6,111
Accretion income on convertible debenture	(636)	(630)
Other income	(13,798)	(12,352)
Gain on partial disposal of associate	(39,266)	-
Deferred income tax expense (recovery)	1,744	(211)
Foreign exchange loss (gain)	(7,700)	2,435
Net changes in non cash working capital items	19,840	(1,165)

Cash generated by (used in) operating activities	12,903	(18,788)

Cash flows from investing activities
Purchase of property, plant and equipment	(20,402)	(42,931)
Mineral property expenditures	(24,531)	(41,416)
Increase in value added tax recoverable	(10,317)	(15,216)
Proceeds from sale of marketable securities	-	11,015
Net proceeds from partial disposal of associate	112,873	-
Net proceeds from sale and acquisition of mineral properties	33,864	6,927

Cash generated by (used in) investing activities	91,487	(81,621)

Cash flows from financing activities
Proceeds from issuance of common shares (net of costs)	-	107,758
Proceeds from exercise of stock options	19,202	1,831

Cash generated by financing activities	19,202	109,589

Increase in cash and cash equivalents	123,592	9,180
Cash and cash equivalents, beginning of period	232,311	26,659
Cash and cash equivalents, end of period	355,903	35,839

Supplemental cash flow information (note 15)

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. (the “Company”) is a limited liability company incorporated under the laws of the Province of British Columbia, Canada and its shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ in the United States. The Company together with its subsidiaries (the “Group”) are principally engaged in the exploration, development and production of silver-dominant resource properties located in the Americas. The Company is the ultimate parent of the Group.

The Company’s address is Suite 1400, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

The Company’s strategic focus is to optimize the production of silver from its Pirquitas mine in Argentina, and to advance other principal development and exploration projects including San Luis in Peru, Diablillos in Argentina, and Pitarrilla, Nazas and San Agustin in Mexico. In addition to its principal projects, the Company holds a geologically- diverse portfolio of other predominantly silver projects in various stages of exploration.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a)	Basis of preparation and adoption of International Financial Reporting Standards

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its 2011 interim consolidated financial statements. In the financial statements, the term Canadian GAAP refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” and IFRS 1, “First-time adoption of International Financial Reporting Standards” using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. The impact of the transition to IFRS on the Company’s reported equity as at September 30, 2010 and comprehensive income for the three and nine months ended September 30, 2010 is provided in note 17. This note also includes the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 9, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognised on change-over to IFRS.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010, and the Company’s interim financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

b)	Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires the use of judgements and/or estimates that affect the amounts reported and disclosed in the interim financial statements and related notes. There has been no change to the Company’s significant accounting estimates from those disclosed in the unaudited interim consolidated financial statements (note 2) for the three months ended March 31, 2011 except for the impairment assessment and the determination of ore resources and mineral reserves at the Pirquitas mine that are discussed below.

Review of asset carrying values and impairment assessment In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, reserves, operating costs, closure and rehabilitiation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty, hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Determination of ore reserve and mineral resource estimates The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserve estimates being revised. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values and provisions for close down and restoration costs.

As at September 30, 2011, the Company determined that there were impairment indicators for the Company’s wholly-owned operating Pirquitas mine as a result of revised mineral Resources and Reserve estimates. Management performed an impairment assessment to determine fair value based on estimates of discounted future after-tax cash flows expected to be derived from the Pirquitas mine using a discount rate of 9% and forecasted silver prices that reflect market consensus. The Company’s assessment concluded that the carrying value of the Pirquitas mine assets are not impaired at this time.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

c)	Future accounting changes

On June 16, 2011 the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1, Presentation of Financial Statements). The amendments require the grouping of items presented in other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012, with full retrospective application. The adoption of this standard will impact the presentation of the statement of other comprehensive income (loss) from the date of adoption; the Company has not determined whether it will adopt the standard early.

In October 2011 the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

3.	OTHER FINANCIAL ASSETS

	September 30, 2011		December 31, 2010
	Non-current	Current	Non-current	Current
	$	$	$	$

Restricted cash	1,767	-	2,071	-
Marketable securities	-	36,403	-	33,465
Convertible debenture receivable (a )	-	2,815	7,180	186
	1,767	39,218	9,251	33,651

(a)

The Company received a $9,980,000 (C$10,000,000) convertible debenture with a coupon rate of 3% per annum from Aurcana Corporation (“Aurcana”) as part of the consideration received for the sale of the Shafter Silver property in 2008. The convertible debenture was repayable on July 15, 2011. In 2009 the coupon rate on the debenture was revised from 3% per year to 1.5% in the first year and 4% per year thereafter, which resulted in an impairment of $2,002,000 during that year. On March 25, 2011 the terms of the convertible debenture receivable were renegotiated so that Aurcana was required to pay C$7,000,000 on July 15, 2011 and the remaining C$3,000,000 in quarterly instalments until July 15, 2012. The interest rate for the remainder of the arrangement was increased to 9%. This resulted in a recovery of the previous impairment of $2,400,000 which was recorded within other income (expenses) (note 13) and the reclassification of $8,600,000 to current assets. On July 15, 2011, the Company received a payment for C$7,400,000 from Aurcana of which C$7,000,000 was applied to reduce the principal outstanding as per the March 25, 2011 amended terms and C$400,000 was in respect of the interest earned to July 15, 2011.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

4.	INVENTORY

Inventory is comprised of the following:

	September 30	December 31
	2011	2010
	$	$

Finished goods	31,714	6,919
Stockpiled ore	34,536	26,327
Materials and supplies	12,521	6,930
	78,771	40,176

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprises the following:

		Period ended September 30, 2011
	Plant and	Producing	Assets	Exploration and	Total
	equipment	properties	under	development
			construction	expenditure (a)
	$	$	$	$	$
Cost
Balance, January 1, 2011	263,305	76,209	8,695	190,909	539,118
Additions	1,989	102	18,554	25,501	46,146
Disposals	(3,542)	(256)	-	(19,630)	(23,428)
Costs written off	-	-	-	(4,514)	(4,514)
Transfers	15,717	224	(15,941)	-	-
Balance, end of period	277,469	76,279	11,308	192,266	557,322

Accumulated depreciation
Balance, January 1, 2011	(35,450)	(4,036)	-	-	(39,486)
Charge for the year	(18,281)	(2,360)	-	-	(20,641)
Disposals	3,313	-	-	-	3,313
Balance, end of period	(50,418)	(6,396)	-	-	(56,814)

Net book value at September 30, 2011	227,051	69,883	11,308	192,266	500,508

No items of property, plant and equipment have been pledged as security for liabilities.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

5.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

		Year ended December 31, 2010
	Plant and	Producing	Assets	Exploration and	Total
	equipment	properties	under	development
			construction	expenditure (a)
	$	$	$	$	$
Cost
Balance, January 1, 2010	250,085	76,841	8,015	179,445	514,386
Additions	7,644	5,017	15,806	55,942	84,409
Disposals	(8,455)	(5,649)	(1,095)	(44,478)	(59,677)
Transfers	14,031	-	(14,031)	-	-
Balance, end of period	263,305	76,209	8,695	190,909	539,118

Accumulated depreciation
Balance, January 1, 2010	(16,944)	(618)	-	-	(17,562)
Charge for the year	(19,370)	(3,418)	-	-	(22,788)
Disposals	864	-	-	-	864
Balance, end of period	(35,450)	(4,036)	-	-	(39,486)

Net book value at December 31, 2010	227,855	72,173	8,695	190,909	499,632

a)	Exploration and development expenditure by property

		September 30, 2011		December 31, 2010
	Acquisition	Exploration	Total	Total
	costs	costs
	$	$	$	$
Exploration projects
Bowdens, Australia (i)	-	-	-	19,685
Challacollo, Chile	2,990	5,504	8,494	9,206
San Agustin, Mexico	101	2,033	2,134	1,654
Veta Colorada, Mexico	3,688	1,039	4,727	4,845
Nazas, Mexico (ii)	565	349	914	1,423
Berenguela, Peru	10,645	6,111	16,756	16,480
Candelaria, United States	2,434	3,812	6,246	6,022
Maverick Springs, United States	565	2,074	2,639	2,628
Other exploration projects	2,772	3,270	6,042	5,743

Development projects
Diablillos, Argentina	4,516	16,179	20,695	18,765
Pitarrilla, Mexico	17,745	74,346	92,091	77,796
San Luis, Peru (iii)	661	30,867	31,528	26,662
	46,682	145,584	192,266	190,909

(i)

On September 23, 2011, the Company completed the sale of its 100% interest in the Bowdens project located in Australia to Kingsgate Consolidated Limited (“Kingsgate”). Under the terms of the agreement, the Company received total consideration of $70,473,000. The consideration received comprised cash of $44,908,000 of which $9,908,000 is payable in two equal installments on December 31, 2011 and June 30, 2012, and 3,440,367 common shares of Kingsgate with a fair value of $25,565,000. The total gain recorded on the sale of this mineral property was $51,359,000 before tax expense of $15,306,000.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

5.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

(ii)

During the nine months ended September 30, 2011 the Company elected not to continue its option on the Navidad claims at the Nazas property, which is at the centre of the Nazas project. As a result, the Company wrote off accumulated costs of $4,514,000 which was recorded in other income (expense) (note 13).

(iii)

On July 28, 2011, the Company completed the 100% acquisition of the San Luis property in Peru (70% interest held at December 31, 2010) from Esperanza Resources Corp. (“Esperanza”). The Company paid consideration of $17,865,000 in cash and transferred to Esperanza the 6.459 million shares of Esperanza that it owned. In addition, under the terms of the agreement the Company will provide a 1% net smelter return royalty (“NSR”) on future production. The total fair value of the consideration paid to acquire the 30% interest held by Esperanza was $28,692,000, which includes transaction costs of $306,000. The carrying amount of the non-controlling interest in the San Luis project on the date of acquisition was $496,000. This transaction did not result in a change of control and therefore the Company recognised a decrease in non-controlling interest of $496,000 and a decrease in other reserves of $28,196,000.

In February 2010 the Company completed the sale of its 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”). Under the terms of the agreement, Silvercorp paid total consideration of $14,957,000, comprising cash of $7,125,000 and 1,200,000 common shares of Silvercorp with a fair value of $7,832,000, for an after tax gain of $13,073,000.

6.	INVESTMENT IN ASSOCIATE

		September 30, 2011	December 31, 2010
		$	$
Pretium Resources Inc.	Common shares	136,499	187,202
	Convertible note	-	39,069
		136,499	226,271

On December 21, 2010 the Company completed the sale of its 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada, to Pretium Resources Inc. (“Pretium”). Total consideration was $442,260,000 (C$450,000,000) which comprised 32,537,833 common shares of Pretium, with a fair value of $191,869,000, cash of $211,322,000 (before underwriters’ fees of $12,427,000), and a non-interest bearing promissory note in the principal amount of $39,069,000.

As at December 31, 2010 the convertible note was included in carrying value of the investment in Pretium as this most accurately reflected the substance of the arrangement. The note was partially repaid on January 6, 2011 whereby the Company received proceeds of $18,083,000 and on January 31, 2011 the balance of the note $20,986,000 was converted into 3,625,500 common shares of Pretium with a fair value of $22,946,000 resulting in a gain on settlement of $1,092,000. Total transaction costs of $1,631,000 were expensed in the period, and together with the gain on settlement of the note these were presented within the gain (loss) on sale of mineral property in the income statement as they are all interrelated with the original sale transaction.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

6.	INVESTMENT IN ASSOCIATE (Cont’d)

On April 8, 2011 the Company sold 11.5 million units in relation to the shares of Pretium it owns. Each unit contained one common share of Pretium and half of a warrant to acquire an additional common share of Pretium for C$12.50 within 12 months and was priced at C$10.00. The Company received cash proceeds of $120,117,000 before transaction costs of $7,244,000. In the nine months ended September 30, 2011, the Company recognized a gain on partial disposal of associate of $39,266,000 (after tax gain of $34,687,000). The warrants issued are recognized at fair value and recorded as a liability (note 7). Following the closing of the secondary offering the Company’s ownership interest in Pretium was approximately 28.86%. The investment is accounted for as an equity investment.

On July 15, 2011, Pretium completed a 1,390,000 flow-through common shares private placement. The Company did not participate in this placement which resulted in a dilution of the Company’s interest to 28.39% and a dilution gain of $1,803,000 which was recorded in other income (expenses) (note 13).

The carrying amount of the investment in associate represents the fair value at initial recognition, plus the Company’s share of comprehensive income or loss. Share of loss of associate for the three and nine months ended September 30, 2011 was $624,000 (2010: $nil) and $4,616,000 (2010: $nil) respectively.

7.	WARRANT LIABILITY

On April 8, 2011 as part of the unit offering (note 6) the Company issued 5,750,000 common share purchase warrants of Pretium shares owned by the Company. Each warrant is exercisable at a price of C$12.50 for a period of 12 months. The Company initially recognized a warrant liability of $7,500,000, transaction costs of $453,000 were expensed, and this liability is recorded at fair value through profit and loss (“FVTPL”). For the three and nine months ended September 30, 2011, the Company recorded an unrealized loss upon re-measurement of the liability of $3,154,000 and $1,094,000 respectively.

8.	CURRENT AND DEFERRED INCOME TAX

Current tax payable of $28,902,000 as at September 30, 2011 includes an estimate of $15,126,000 for taxes payable from the sale of the Bowdens project (note 5). Additional taxes payable result from the receipt of the Aurcana convertible debenture (note 3) and from the disposal of the investment in associate and the conversion of the convertible notes into common shares of Pretium (note 6).

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The deferred income tax asset of $17,326,000 as at September 30, 2011 relates to property, plant and equipment and has been recognized only to the extent management believe it is probable that future taxable income will be available against which the temporary differences can be utilized.

14 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

9.	CONVERTIBLE NOTES

In February 2008, the Company sold $138,000,000 in senior convertible unsecured notes (“Notes”) for net proceeds of $132,754,000 after payment of commissions and expenses related to the offering. The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. At initial recognition the value of the notes was allocated between the debt and the derivative components. The fair value of the debt portion was $99,144,000 and the fair value of the derivative was $38,856,000 upon inception. The debt component continues to be accreted to its maturity value using the effective interest rate method.

For the three and nine months ended September 30, 2011, the Company recorded an unrealized gain (loss) on the derivative of $8,584,000 (2010: ($2,704,800)) and $14,918,000 (2010: $9,645,000) respectively. The following assumptions were used to obtain the valuation:

September 30
2011
Expected dividend yield (%)	0%
Average risk-free interest rate (%)	2.66
Expected life (years)	17
Expected volatility (%)	72.5
Implied yield on straight debt (%)	8.41

10.	SHARE CAPITAL AND SHARE-BASED COMPENSATION

a)	Share capital

During the nine months ended September 30, 2010, the Company closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000. After deducting underwriting fees and estimated offering expenses of $6,631,000, net proceeds were approximately $107,758,000.

b)	Share-based compensation

The Company has an incentive plan, approved by the Company’s shareholders at its annual general meeting held on May 14, 2008 and amended on May 11, 2011, under which options to purchase common shares may be granted to directors, officers, employees and others at the discretion of the Board of Directors. The plan provides for the issuance of incentive options to acquire up to a total of 8.5% of the issued and outstanding common shares of the company. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of the company’s stock on the award date.

The options can be granted for a maximum term of 7 years with vesting provisions determined by the Board of Directors. Currently, the vesting periods range up to three years. New shares from treasury are issued on the exercise of stock options.

The Company also has plans for deferred share units (“DSUs”), restricted share units (“RSUs”), and performance share units (“PSUs”).

15 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

10.	SHARE CAPITAL AND SHARE-BASED COMPENSATION (Cont’d)

During the nine months ended September 30, 2011, 418,500 options were granted to employees exercisable over a 7 year period at a weighted average exercise price of C$26.97 and average fair value of C$12.30. The option valuations were based on an average expected option life of 4.6 years, a risk free interest rate of 2.4%, a dividend yield of nil and an expected volatility of 55%.  In addition, 949,891 options were exercised at a weighted average exercise price of C$19.59. During the nine months ended September 30, 2010, 585,000 options were granted to an employee exercisable over a 10 year period at a strike price of C$17.52 and average fair value of C$9.21.

During the nine months ended September 30, 2011, 14,927 (2010: 29,498) DSUs were granted to non-executive directors, 77,800 RSUs were granted to employees, and 141,800 PSUs to senior executives. A total of 6,500 RSUs and 32,100 PSUs were forfeited.

The DSUs vest immediately and are redeemable in cash on the date the non-executive director ceases to be a director of the company. At September 30, 2011, there were 92,065 DSUs (2010: 80,461) outstanding with a fair value of $1,693,000 (2010: $1,602,000).

The RSUs vest over a three year period, and are cash-settled immediately upon vesting. At September 30, 2011, there were 71,300 RSUs outstanding with a fair value of C$19.27. The PSUs vest after a performance period of two to three years; the vesting of the award is based on the Company’s total shareholder return in comparison to its peer group, and awards range from 0% to 200% of initial PSUs granted. At September 30, 2011, there were 109,700 PSUs outstanding with fair values ranging from C$14.26 to C$16.43.

The share-based compensation expense, including all equity and cash-settled arrangements, recorded for the nine months period ended September 30, 2011 was $4,028,000 (September 30, 2010: $5,983,000) of which $nil (September 30, 2010: $207,000) was capitalized to exploration and development expenditures.

11.	OPERATING COSTS BY NATURE

a)	Cost of sales

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
	$	$	$	$
Cost of inventory	11,532	25,013	53,436	56,067
Depletion, depreciation and amortization	2,410	5,554	13,439	16,291
Export duties (1)	718	3,564	11,412	5,662
	14,660	34,131	78,287	78,020

(1)

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre- existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% on concentrates for projects with fiscal stability agreements predating 2002. The Company has been advised that the project is subject to this export duty despite rights under the fiscal stability agreement from 1998. The legality of the export duty has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial Argentina court for repayment of export duties paid to date and for an order to cease payment of the export duty until the matter is decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty pending the decision of the courts, and in April 2011 a government appeal against this order was denied.

16 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

11.	OPERATING COSTS BY NATURE (Cont’d)

As of September 30, 2011 the Pirquitas mine has paid $6,646,000 in duties, however despite the order to cease payment the Company has continued to accrue duties in full until the outcome of the claim is known with certainty. At September 30, 2011 the accrual totalled $12,289,000, and $9,449,000 has been included in cost of sales for the nine months ended September 30, 2011. If these duties are recovered the benefit will be recognized in the statement of earnings for the full amount in the period recovery becomes virtually certain.

b)	General and administrative

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
	$	$	$	$
Salaries and benefits	3,074	2,110	8,609	7,466
Share-based compensation	619	2,165	4,028	5,776
Travelling expense	362	352	1,216	709
Consulting and professional fees	503	353	1,333	1,960
Insurance expense	228	245	630	580
Depreciation and amortization	80	70	206	213
Other expenses	1,882	956	4,326	2,913
	6,748	6,251	20,348	19,617

12.	FINANCE INCOME AND EXPENSES

a)	Interest earned and other finance income

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
	$	$	$	$
Interest earned	236	192	1,353	400
Accretion earned on convertible debenture receivable	213	217	636	630
Total interest earned and other finance income	449	409	1,989	1,030

b)	Interest expense and other finance costs

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
	$	$	$	$
Interest expense on convertible notes	(1,565)	(1,566)	(4,644)	(4,645)
Accretion expense on convertible notes	(2,346)	(2,113)	(6,855)	(6,111)
Accretion of close down and restoration provision	(399)	(532)	(1,207)	(1,231)
Other interest expense	(19)	(54)	(160)	(54)
Total interest expense and other finance costs	(4,329)	(4,265)	(12,866)	(12,041)

17 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	OTHER INCOME (EXPENSES)

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
	$	$	$	$

Reversal of impairment of convertible debenture	-	-	2,400	-
Unrealized gain (loss) on financial instruments at FVTPL(1)	5,362	(2,766)	13,477	9,237
Gain on sale of marketable securities	5,453	741	5,453	3,115
Write-off of mineral property costs	(4,514)	-	(4,514)	-
Gain on dilution of associate	1,803	-	1,803	-
Share of loss of associate	(624)	-	(4,616)	-
Miscellaneous expense	(92)	-	(205)	-
	7,388	(2,025)	13,798	12,352

(1)

Financial instruments held at FVTPL include the conversion option of the convertible debenture receivable (note 3), the warrant liability (note 7) and the share purchase option embedded in the convertible notes (note 9).

14.	OPERATING SEGMENTS

The Company has identifed its operating segments based on the information used by the President and Chief Executive Officer (who is considered to be the chief operating decision maker (“CODM”)) to manage the business. The Company primarily manages its business by looking at individual extractive projects and typically segregates them between production, development and exploration. For reporting purposes all exploration and development projects have been aggregated into a single reportable segment ‘exploration and development’ because they all have similar characteristics and none exceed the quantitative thresholds for individual disclosure. The only production property, Pirquitas, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrates. The corporate division only earns income that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment.

The following reporting segments have been identified:

  Pirquitas mine

  Exploration and development properties

18 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

14.	OPERATING SEGMENTS (Cont’d)

The following is a summary of the carrying amounts of income or loss, and segment assets and liabilities by operating segment:

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling
		Properties	items (i, ii)
Three months ended September 30, 2011
	$	$	$	$
Revenue from external customers	26,152	-	-	26,152

Cost of inventory and export duties	(12,250)	-	-	(12,250)
Depletion, depreciation and amortization	(2,410)	-	-	(2,410)
Cost of sales	(14,660)	-	-	(14,660)

Income from mine operations	11,492	-	-	11,492

Operating income (loss)	10,249	(333)	(6,850)	3,066
Income (loss) before income tax	7,510	46,552	(1,338)	52,724

Interest income earned and other finance income	-	-	449	449
Interest expense and other finance costs	(322)	(29)	(3,978)	(4,329)
Write-off of mineral property costs	-	(4,514)	-	(4,514)
Income tax recovery (expense)	(7,447)	(17,438)	(6,003)	(30,888)

As at September 30, 2011
Total assets	516,208	234,937	498,425	1,249,570
Non-current assets	409,175	194,865	137,075	741,115
Total liabilities	(65,907)	(23,737)	(172,202)	(261,846)

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling
Three months ended September 30, 2010		Properties	items (i)
	$	$	$	$
Revenue from external customers	41,557	-	-	41,557

Cost of inventory and export duties	(28,577)	-	-	(28,577)
Depletion, depreciation and amortization	(5,554)	-	-	(5,554)
Cost of sales	(34,131)	-	-	(34,131)

Income from mine operations	7,426	-	-	7,426

Operating income (loss)	7,499	(137)	(6,356)	1,006
Income (loss) before income tax	3,651	(97)	(14,712)	(11,158)

Interest income earned and other finance income	-	-	409	409
Interest expense and other finance costs	(237)	(84)	(3,944)	(4,265)
Income tax recovery	-	-	751	751

19 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

14.	OPERATING SEGMENTS (Cont’d)

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling
Nine months ended September 30, 2011		Properties	items (i, ii)
	$	$	$	$
Revenue from external customers	133,476	-	-	133,476
Cost of inventory and export duties	(64,848)		-	(64,848)
Depletion, depreciation and amortization	(13,439)		-	(13,439)
Cost of sales	(78,287)	-	-	(78,287)

Income from mine operations	55,189	-	-	55,189

Operating income (loss)	51,190	(912)	(20,576)	29,702
Income (loss) before income tax	44,652	45,912	28,729	119,293

Interest income earned and other finance income	-	-	1,989	1,989
Interest expense and other finance costs	(1,077)	(87)	(11,702)	(12,866)
Write-off of mineral property costs	-	(4,514)	-	(4,514)
Income tax recovery (expense)	(16,741)	(17,193)	(7,814)	(41,748)

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling
Nine months ended September 30, 2010		Properties	items (i)
	$	$	$	$
Revenue from external customers	67,179	-	-	67,179

Cost of inventory and export duties	(61,729)	-	-	(61,729)
Depletion, depreciation and amortization	(16,291)	-	-	(16,291)
Cost of sales	(78,020)	-	-	(78,020)

Loss from mine operations	(10,841)	-	-	(10,841)

Operating loss	(10,841)	(297)	(19,769)	(30,907)
Income (loss) before income tax	(18,317)	(451)	(4,612)	(23,380)

Interest income earned and other finance income	-	-	1,030	1,030
Interest expense and other finance costs	(858)	(162)	(11,021)	(12,041)
Income tax recovery (expense)	-	758	(547)	211

(i)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.

(ii)	Includes the equity accounted investment in Pretium.

20 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

14.	OPERATING SEGMENTS (Cont’d)

Segment revenue by product

	September 30, 2011	September 30, 2010
	%	%
Silver	94	100
Zinc	6	-

Segment revenue by location of customer

100% of revenues were sold to a single customer which is based in Switzerland, and is the customer of the Pirquitas mine segment.

Non-current assets by location

	September 30, 2011	December 31, 2010
	$	$
Canada	138,395	235,563
Argentina	430,352	397,447
Mexico	104,195	89,540
Peru	48,620	43,456
United States	10,717	10,419
Australia	-	19,970
Chile	8,836	9,541
Total	741,115	805,936

15.	SUPPLEMENTAL CASH FLOW INFORMATION

During the three and nine months ended September 30, 2011 and 2010 the Company made the following cash payments for interest and taxes:

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
	$	$	$	$
Interest paid	3,105	3,105	6,210	6,210
Taxes paid	1,510	-	14,195	-
	4,615	3,105	20,405	6,210

16.	RELATED PARTY TRANSACTIONS

During the period ended September 30, 2011, the Company recorded administrative, technical services and expense reimbursements of $179,000 (December 31, 2010 - $19,000) from companies related by common directors or officers including our equity accounted investee. At September 30, 2011, trade and other receivables include $257,000 (December 31, 2010 - $2,000) and trade and other payables include $329,000 (December 31, 2010 - $nil) with these related parties. Any amounts due from and payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are under normal business terms.

21 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The accounting policies set out in these interim consolidated financial statements have been applied for the three and nine months ended September 30, 2011 and 2010.

The Company’s transition from Canadian GAAP to IFRS was on January 1, 2010 and the effect of this adoption on the Company’s opening IFRS balance sheet as at January 1, 2010, statement of financial position as at December 31, 2010 and income statement for the period ended December 31, 2010 is included in the notes to the unaudited interim financial statements for the three months ended March 31, 2011. The impact of the IFRS adoption on the previously reported Company’s shareholders’ equity position as at September 30, 2010 and comprehensive loss for the three and nine months ended September 30, 2010 is set out in the following tables and accompanying notes;

a)	Reconciliation of shareholders’ equity as at September 30, 2010:

		September 30
		2010
		$
Total shareholders' equity reported under Canadian GAAP		624,460

Increase (decrease) net of tax in respect of:

Valuation of Pirquitas mine	(i)	(80,868)
Share-based compensation	(iii)	(52)
Functional currency	(iv)	6,667
Convertible notes	(v)	(7,945)
Deferred tax liabilities	(vi)	(6,721)

Total shareholders' equity reported under IFRS		535,541

b)	Reconciliation of comprehensive income (loss) for the three and nine months ended September 30, 2010:

		3 months ended	9 months ended
		September 30	September 30
		2010	2010
		$	$
Total comprehensive loss as reported under Canadian GAAP		(2,722)	(28,932)

Increase (decrease) net of tax in respect of:
Valuation of Pirquitas mine	(i)	1,040	3,150
Share-based compensation	(iii)	238	824
Functional currency	(iv)	2,973	1,634
Convertible notes	(v)	(2,892)	9,140
Deferred tax liabilities	(vi)	1,300	(5,520)

Total comprehensive loss as reported under IFRS		(63)	(19,704)

22 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

c)	Explanations of the key differences between Canadian GAAP and IFRS giving rise to adjustments in the reconciliations

(i) Valuation of the Pirquitas mine

The Company elected under IFRS 1 to deem the fair value of the Pirquitas mine as cost at January 1, 2010. The fair value of the mine was determined to be approximately US$317 million following a discounted cash flow analysis using a discount rate of 10%. The resulting difference between the carrying value under Canadian GAAP and the deemed cost was charged to accumulated deficit.

In addition to the adjustment to the carrying value of the Pirquitas mine additional adjustments following the transition to IFRS were recorded. These relate to close down and restoration provisions for $720,000, capitalized interest $797,000 and deferred tax liabilities $20,262,000. The impacts of these adjustments on the carrying value of the Pirquitas mine at January 1, 2010 are detailed below:

	Canadian GAAP	Transition to IFRS adjustment				IFRS
		Fair value as	Close down and	Capitalised
		deemed cost of	restoration	borrowing	Deferred
	January 1, 2010	Pirquitas	provision	costs	taxes	January 1, 2010
		(i)	(ii)	(vi)	(vii)
	$	$	$	$	$	$
Producing properties	180,018	(84,018)	313	797	(20,262)	76,848
Construction in progress	8,015					8,015
Mining equipment	12,478					12,478
Plant and equipment	219,305		407			219,712
Other	222					222
Total	420,038	(84,018)	720	797	(20,262)	317,275

The lower carrying value of the producing property balance under IFRS also impacts the periodic depletion expense charged. Depletion is charged using the percentage of completion method based on the tonnage of ore mined as a ratio to the total ore expected to be mined over the life of the mine. The lower cost base of the asset has reduced depletion for the three and nine months ended September 30, 2010;

	Three months ended September 30	Nine months ended September 30
	2010	2010

Cost of Sales	1,040	3,150

23 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

(ii) Close down and restoration provision

Under Canadian GAAP asset retirement obligations for close down and decommissioning costs are measured at the initial date of recognition using a discounted cash flow analysis with the Company’s credit-adjusted risk free interest rate. The liability (and corresponding asset) is only re-measured in the event of changes in the amount or timing of cash flows required to settle the obligation.

IFRS (IAS 37) requires initial measurement of the obligation using a pre-tax discount rate that reflects the risk associated with the liability; furthermore the liability is required to be re-measured at each reporting date.

The Company elected to use the IFRS 1 transition exemption from full retrospective adjustment that would have been required under IFRIC 1.

For the three and nine month period ended September 30, 2010 no adjustment was recorded as it was insignificant.

(iii) Share-based compensation

The Company’s accounting policy for share based compensation under Canadian GAAP was broadly consistent with the requirements of IFRS, however, under IFRS 2 the Company is required to make adjustments to the compensation expense recorded for estimates of non-market vesting conditions, such as options that are not expected to vest i.e. forfeited. The initial estimation of non-market vesting conditions is not mandatory under Canadian GAAP. As a result the Company’s accounting policy choice was to make adjustments only when events occurred so that non-market vesting conditions were not met, such as when options were forfeited. The Company elected to apply the IFRS 1 transition exemption, whereby adjustments were only required to be made to options that had been granted after November 7, 2002 and had not vested at the date of transition to IFRS.

The Company estimated the amount of options that would not vest by using historical data, for the three and nine months ended September 30, 2010 the impact was a reduction to stock based compensation of $249,000 and $876,000 of which $238,000 and $824,000 was credited to the income statement and the balance of $11,000 and $52,000 was credited to mineral properties.

(iv) Functional currency and cumulative translation adjustment account

Under Canadian GAAP the Company determines whether a subsidiary is an integrated operation or a self-sustaining entity which determines the method of translation into the presentation currency of the Group. IFRS requires that an entity determine the functional currency of each subsidiary individually, prior to consolidation into the Group’s presentation currency.

24 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

The Company determined that certain subsidiaries had a functional currency other than the US dollar, which under Canadian GAAP had been classified as being integrated operations. Those subsidiaries under Canadian GAAP were consolidated using the temporal method (i.e. monetary assets and liabilities translated at the current rate and non-monetary assets and liabilities at historic exchange rates with gains or losses being charged to income), whereas under IFRS those entities with non US dollar functional currencies are translated into US dollars using the current rate method (whereby all assets and liabilities are translated using the reporting date exchange rates with any gains or losses being recorded in equity).

For the three and nine month period ended September 30, 2010 the impact was an increase in mineral properties of $2,973,000 and $1,634,000.

(v) Convertible notes

The Company issued US$138 million of convertible notes (“Notes”) in 2008. Under Canadian GAAP the Company accounted for the Notes as a split instrument allocating the value of the notes between the debt and equity components. The debt was valued using a discounted cash flow model, with the residual balance being allocated to equity. At initial recognition the transaction costs were allocated to the debt and equity components pro rata. The debt portion was designated as an ‘other liability’, those transaction costs allocated to the debt were expensed, those allocated to equity were treated as a reduction of the value of the equity component. Subsequently, the difference in carrying value of the debt and its final redemption amount was recognised as accretion expense in the income statement over the period to maturity using the effective interest rate method.

There are two GAAP differences in relation to this instrument. Firstly, under Canadian GAAP the conversion feature is considered to be an equity instrument, but under IFRS it is considered as an embedded derivative liability due to the fact that if the holder elects to exercise their conversion option, the instrument can be cash-settled at the option of the Company. Secondly, under Canadian GAAP the debt component of the instrument was designated as an ‘other liability’, and it was similarly designated under IFRS. However, under IFRS, transaction costs relating to an instrument that is designated as an ‘other liability’ must be netted against the carrying value of the instrument, whereas under Canadian GAAP the Company made an accounting policy election to expense those costs.

At initial recognition under IFRS, similar to Canadian GAAP, the fair value of the debt component and conversion option were estimated but under IFRS the conversion option was recognised as a derivative liability. Transaction costs incurred were allocated pro rata to the two components, again consistent with Canadian GAAP. For IFRS the debt has been designated as an ‘other liability’, which means that the instrument is recorded at amortized cost, net of transaction costs. Subsequently, the accounting is the same as Canadian GAAP whereby the instrument is accreted over an expected life of 5 years using the effective interest method.

The accretion expense each reporting period under IFRS is greater than under Canadian GAAP due to the lower value attributed to the debt portion upon initial recognition, due to the fact that transaction costs are netted against the carrying value of the debt. Differences in accretion expense have been charged to accumulated deficit at the date of transition.

Under IFRS the derivative liability is recognised as FVTPL so all transaction costs were expensed and the instrument is re-measured at each reporting period using a binomial tree approach.

25 | P a g e

Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

The following table illustrates the differences in the income statement for the nine months ended September 30, 2010:

	Canadian GAAP	IFRS
	Nine months ended	Nine months ended
	September 30, 2010	September 30, 2010
Balance sheet impact	$	$
Income statement impact
Interest expense	4,645	4,645
Interest accretion	5,600	5,928
Unrealised (gain) or loss on derivative
instruments	-	(9,645)

(vi) Deferred income tax

Under Canadian GAAP deferred tax liabilities were calculated following the acquisition of various mineral property assets. IFRS does not allow the recognition of deferred tax liabilities for temporary differences that arise in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor accounting profit or loss. As a result deferred tax liabilities recognized on asset acquisitions under Canadian GAAP have been derecognized under IFRS and credited to accumulated deficit.

Non-monetary assets and liabilities of an entity are measured in its functional currency. If an entity’s taxable income or loss is determined in a different currency, changes in exchange rate will give rise to a temporary difference that results in a deferred tax asset or liability under IAS 12. Effectively, the carrying value of the non-monetary asset/liability (as measured in the functional currency based on historical exchange rates) is translated from the functional currency to the local currency at the current rate and compared to the tax value in the local currency. The resulting temporary difference (measured in the local currency) is multiplied by the appropriate tax rate to arrive at the deferred tax balance in the local currency. This deferred tax balance is then translated into the functional currency at the current rate and charged/credited to profit or loss.

The above result is different from Canadian GAAP which prohibits the recognition of deferred taxes for temporary differences caused by exchange gains and losses related to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates.

The impact on retained earnings as a result of these differences in the three and nine months ended September 30, 2010 was an increase of $1,300,000 and a reduction of $5,520,000 respectively.

d)	Adjustments to Statement of Cash Flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

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